CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
1

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the years ended December 31, 2007, 2006 and 2005.

This MD&A is prepared as of April 24, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources' and ‘indicated resources'. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

1.2	Overview

Continental is focused on exploring and developing mineral projects in the People's Republic of China ("PRC").

Continental owns 100% of the parent company of a wholly foreign owned enterprise ("WFOE") that holds 100% of the Xietongmen property in the Tibet Autonomous Region, PRC. The Xietongmen property consists of four exploration licenses, totaling approximately 122 square kilometers. Exploration by Continental since 2005 on the property has resulted in the discovery of two copper-gold deposits.

The Xietongmen deposit was discovered in 2005. A comprehensive program began in 2006 to collect the necessary information for a feasibility study, and environmental and socio-economic impact assessments ("ESIA") for the project based on the Xietongmen deposit. The feasibility study was completed in mid 2007, and all reports are complete. One report is awaiting panel review, and one panel approval application for the Mining License will be submitted.

The Newtongmen deposit was discovered in 2006. Follow up drilling in 2007 successfully expanded the area of the deposit and demonstrated that there is strong continuity to the mineralization in the Newtongmen deposit. The Newtongmen property is located approximately three kilometers northwest of the Xietongmen property.

In 2008, the main focus will be on the Xietongmen project with work on detailed engineering, completion of the international-standard environmental and socio-economic impact assessment report, and application for a mining license for the Xietongmen deposit.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
2

1.2.1	Property Agreements

Property Acquisition

In February 2004, Continental announced that it had reached an interim agreement (the "Property Option Agreement") with Great China Mining Inc. ("GCMI"), pursuant to which the Company had acquired the right to earn up to a 60% interest in the Xietongmen copper-gold property. In 2004, the Company signed a formal agreement (the "Preliminary Option Agreement"). Under the Preliminary Option Agreement, the Company obtained options to acquire from GCMI up to 60% of the shares of Highland Mining Inc. ("Highland"), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), the WFOE that holds the Xietongmen property. During 2005 and 2006, the Company earned this 60% interest by making option payments totaling US$2.0 million and completing US$11.3 million of exploration expenditures.

In December 2006, the Company completed a merger of GCMI with the Company. Concurrent with the completion of the merger, the Company also acquired three other properties totaling 109 square kilometers surrounding the original property, through the payment of US$3.25 million and the issuance of 1.5 million units (each unit consisting of one share and one warrant of the Company). Continental now holds 100% of Highland, which holds 100% of Tian Yuan, which holds all the exploration licenses comprising the Xietongmen property.

Framework Agreement for Financing and Mine Services

In March 2007, Continental entered into a framework agreement (the "Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for the Xietongmen project. Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals.

Pursuant to the Agreement, Jinchuan agreed, among other things, to purchase 10,000,000 units (the "Units") of the Company, at a price of C$1.80 per Unit, for gross proceeds to Continental of C$18.0 million. Each Unit consisted of one common share in the capital of Continental and one common share purchase warrant. In November 2007, Jinchuan exercised these warrants in their entirety at $2.25 per share for net proceeds to the Company of $18 million.

Jinchuan has also agreed to provide other key support to the Xietongmen Project, including assistance in arranging for a substantial portion of the required capital financing for the development of a mine and related facilities in the form of debt; contributing 30% of required capital financing (net of any equity subscriptions) for the Project in the form of debt and/or equity; and providing other support to the Project including assistance with design engineering, training, maintenance and other technical aspects, as well as sales of mineral products. The parties have also settled the principal terms of a concentrate off-take arrangement with respect to the Xietongmen deposit concentrate which will be further incorporated into the formal agreements in due course.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
3

1.2.2	Financings

February 2007 financing

In February 2007, the Company completed a private placement financing, issuing 19,439,395 equity units (the "Units") at a price of $1.65 per Unit for gross proceeds of $32.1 million.

March 2007 financing

In March 2007, Continental completed a private placement financing by Jinchuan, for gross proceeds of $18.0 million.

This placement also included warrants for 8 million common shares of Continental. On November 29, 2007, Jinchuan exercised these warrants in their entirety at a price of $2.25 per share for net proceeds to the Company of $18 million.

Further details are provided above under "Framework Agreement for Financing and Mine Services".

1.2.3	Property Activities

The Xietongmen property hosts copper and gold mineralization within a four kilometer long alteration zone. The alteration zone hosts the post-feasibility stage Xietongmen deposit, the early stage Newtongmen deposit and several other defined targets. There is also additional exploration potential on the property.

During the year there were 36 exploration holes drilled at Newtongmen and 26 geotechnical holes drilled in the proposed development area for the Xietongmen deposit.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
4

Xietongmen Deposit Feasibility Study

Results of the feasibility study were announced in August 2007. The study is based on 219.8 million tonnes of measured and indicated resources, which include mineral reserves tabulated below:

XIETONGMEN DEPOSIT PROVEN & PROBABLE RESERVES – August 2007 at 0.15% copper cut-off
Category	Tonnes (millions)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)
Oxide
Proven	0.9	0.20	0.49	2.99	0.014
Supergene
Proven	17.5	0.65	0.42	3.35	0.03
Probable	2.0	0.44	0.20	2.05	0.04
Hypogene
Proven	152.3	0.43	0.66	4.22	0.08
Probable	9.4	0.39	0.45	2.79	0.09
Total Proven & Probable	182.1	0.45	0.62	4.04	0.08

The feasibility work was done using January 2007 US dollars; a US dollar to Chinese currency exchange rate of US$1 to 7.8 Renminbi; and the following long term metal prices: copper US$1.50/lb, gold US$500/oz and silver US$8.50/oz. Two scenarios – mining by owner and mining by contractor – were assessed and both gave positive results. Results presented here are for the contract mining scenario.

XIETONGMEN PROJECT FEASIBILITY STUDY – August 2007 KEY PARAMETERS AND RESULTS
Strip Ratio	1.64
Annual Throughput	13.2 million tonnes
Production Rate	40,000 tonnes/day
Recoveries	Supergene (11% of deposit) Copper–88.4% Gold–65.1% Silver–75.8%	Hypogene (89% of deposit) Copper–92.1% Gold–59.7% Silver–77.6%
Average Annual Production	Copper - 116 million pounds Gold - 190,000 ounces Silver - 1.73 million ounces
Capital Cost	US$476.2 million
Operating Cost	US$7.69 per tonne milled
Life of Mine	14 years
Payback	5.2 years
Internal Rate of Return (IRR)	16.5%
Net Present Value (7.5% discount)	US$231.7 million

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
5

Further details are provided in the Management Discussion & Analysis for the quarter ended September 30, 2007. A technical report by Graham Holmes, P.Eng., Patrice Live, Eng., and Lawrence Melis, P.Eng., all of whom are Qualified Persons who are independent of the Company as defined by National Instrument 43-101, has been filed on www.sedar.com.

Environmental and Socio-economic Studies

Environmental and socio-economic baseline data collection by qualified Chinese and international consultants was completed in 2007. An environmental evaluation assessment, compliant with PRC laws, received approval by the PRC State Environmental Protection Administration in December 2007. A social and environmental impact assessment report that conforms with International Finance Guidelines is expected to be completed at the end of the second quarter of 2008. A land reclamation plan, required for project approval, is being revised to address comments received from the government-appointed Review Panel on the original submission. This is the final environmental report required in order to apply for project Mining License authorization.

Consultation with communities continued through 2007. In December 2007, the Community Relations team conducted detailed presentations and workshops in the local communities on the preliminary findings from the social and environmental impact assessment and related proposed mitigation strategies. These presentations and workshops were in compliance with international standards for community consultation. Feedback from the workshops is being incorporated into the project impact assessment and associated mitigation plans.

Permitting

The mining license application process integrates assessments of land use; the geological environment and mineral resources; the technical and financial aspects of mining and treating the mineralization; the health and safety aspects of the potential operation; water use and water and soil conservation; and the environmental and social aspects (encompassing local and regional communities) of the project. Several of the reports are utilized in more than one component of the Mining License application. The information also comprises the bulk of the international environmental and social impact assessments.

Exploration Drilling at Newtongmen Deposit

The Newtongmen deposit was discovered by drilling in 2006. In 2007, 15,000 meters of drilling was carried out at Newtongmen. Thirty-six holes were drilled over a 100-meter by 100-meter grid. Logging and assaying have shown that there is a strong vertical and horizontal continuity to the copper-gold mineralization. The deposit remains open to further expansion in all directions.

Plans for 2008

In 2008, the main focus will be on the Xietongmen deposit. Work plans include completion of the international socioeconomic and environmental impact assessment, additional geotechnical drilling for infrastructure design, basic engineering and optimization of the feasibility study. In addition, ongoing work will be undertaken on the application for a mining license and final permitting. In parallel, community engagement activities will continue at site.

Preliminary metallurgical test work is planned for the Newtongmen deposit.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
6

1.3	Market Trends

Overall, copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. The average price in 2007 was approximately US$3.22/lb. Prices have continued to be strong in 2008, averaging US$3.50/lb in the first quarter.

Overall, gold prices have been increasing for more than three years. Although there was some volatility in 2006 and early 2007, the average price increased to US$697/oz in 2007. Prices have continued to be strong in 2008, averaging US$926/oz in the first quarter of 2008.

Forecasts indicate ongoing strength in both copper and gold prices for at least two years.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
7

1.4	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except number of common shares outstanding.

	As at December 31
Balance Sheet	2007	2006	2005
Current assets	$33,920,850	$2,830,533	$4,418,820
Other assets	117,835,590	113,270,637	2,035,767
Total assets	151,756,440	116,101,170	6,454,587

Current liabilities	3,248,870	16,694,166	500,346
Non-controlling interest	–	–	944,880
Other long-term liabilities	26,501,300	28,683,950	–
Shareholders' equity	122,006,270	70,723,054	5,009,361
Total shareholders' equity & liabilities	151,756,440	116,101,170	6,454,587

Working capital (deficit)	$30,671,980	$(13,863,633)	$3,918,474

	For the years-ended December 31

Results of Operations	2007	2006	2005
Amortization expense	$6,272	$–	$–
Conference and travel	1,511,724	843,510	$277,471
Exploration (excluding stock-based compensation)	16,170,355	19,226,242	6,113,320
Foreign exchange	(1,988,158)	263,329	153,176
Insurance	164,075	131,880	99,614
Interest expenses	309,045	916,021	–
Interest income	(858,891)	(56,668)	(142,887)
Legal, accounting and audit	533,765	860,049	294,393
Loss on extinguishment of promissory note	475,000	–	–
Office and administration (excluding stock-based
compensation )	2,080,201	2,387,458	730,431
Shareholder communications	387,122	353,977	197,350
Stock-based compensation	2,541,488	2,610,538	815,321
Trust and filing	103,457	124,617	42,598
	21,435,455	27,660,953	8,580,787
Loss shared by non-controlling interest	–	(944,880)	–
Loss for the year	$21,435,455	$26,716,073	$8,580,787

Basic and diluted loss per share	$(0.18)	$(0.51)	$(0.22)

Weighted average number of common shares outstanding	116,675,784	52,849,728	39,516,486

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
8

1.5	Results of Operations

The net loss for the year ended December 31, 2007 decreased to $21,435,455 compared to a net loss of $26,716,073 in 2006 (2005 – $8,580,787). The decrease was primarily due to decreased drilling expenditures on the Xietongmen property. The total net loss was comprised of exploration expenditure of $16,375,517 (2006 – $19,886,521; 2005 – $6,343,844), administrative expenses of $5,059,938 (2006 –$7,774,432; 2005 – $2,236,943), loss on extinguishment of promissory note of $475,000 (2006 – nil, 2005 – nil) and a recovery of non-controlling interest's share of loss of $nil (2006 – $944,880, 2005 – nil).

The exploration expenditures of $16,375,517 (2006 – $19.886.521; 2005 – $6,343,844) included costs for exploration of $16,170,355 (2006 – $19,226,242; 2005 – $6,113,320) and stock-based compensation of $205,162 (2006 – $660,279; 2005 – $230,524). The main exploration expenditures during the year were $592,171 for assays and analysis (2006 – $1,455,212; 2005 – $601,687), $2,476,029 for drilling (2006 –$5,559,219; 2005 – $2,909,216), $5,307,365 for engineering (2006 – $5,928,230; 2005 – $47,143), $1,759,826 for environmental (2006 – $786,757; 2005 – nil), $309,875 for equipment rental and leases (2006 – $457,212; 2005 – $60,863), $914,527 for geological (2006 – $1,564,687; 2005 – $928,463), $2,286,371 for site activities (2006 – $1,307,752; 2005 – $927,943), $1,738,148 for socioeconomic (2006 – $997,989; 2005 – $248,432), and $411,614 for transportation (2006 – $639,027; 2005 – $329,034).

The main administrative costs during the year were for salaries, insurance, office and administration, and legal, accounting and audit fees. Salaries, office and administration costs decreased to $1,511,724 compared to $843,510 in 2006 (2005 – $277,471), as a greater number of investor relations initiatives were carried out during the year. Trust and filing fees decreased to $103,457, compared to $124,617 in 2006 (2005 – $42,598). Legal, accounting and audit expenses decreased to $533,765 in 2007, compared to $860,049 in 2006 (2005 – $294,393), due to the Great China Mining Inc. merger transaction completed in December 2006. Included in the total administrative costs was stock-based compensation expense of $2,336,326, compared to $1,950,259 in 2006 (2005 – $584,797). The increase in stock-based compensation expense in 2007 is due to the vesting of options issued in current and prior years.

Interest income increased to $858,891 in 2007, compared to $56,668 in 2006 (2005 – $142,887). This was due to higher cash on hand as a result of cash proceeds derived from private placements in the first quarter of 2007 and the exercise of 8 million warrants in the fourth quarter of 2007.

The foreign exchange gain recorded in 2007 was substantially due to the appreciation of the Canadian dollar against the Chinese renminbi (colloquially, the "yuan") since the beginning of 2007. The exchange rate for the Canadian dollar against the Chinese yuan has increased from 1 Canadian dollar to 6.71 Chinese yuan on December 31, 2006 to 7.39 Chinese yuan on December 31, 2007.

Interest expense was $309,045 for 2007, compared to $916,021 for 2006. The decrease is due to the redemption of the convertible promissory note, which was issued in 2006, during the first quarter of 2007.

Stock-based compensation of $2,541,488 was charged to operations during the fiscal year 2007, compared to $2,610,538 in 2006 (2005 – $815,321). The decrease in stock-based compensation expense was primarily due to a decrease of the stock price during the year 2007.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
9

1.6	Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except number of shares and per share amount.. Small differences result from rounding.

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2007	2007	2007	2007	2006	2006	2006	2006

Current assets	$33,920	$20,222	$26,710	$32,218	$2,830	$4,735	$1,746	$1,581
Other assets	117,836	118,473	116,374	115,120	113,271	2,451	2,401	2,232
Total assets	151,756	138,695	143,084	147,338	116,101	7,186	4,147	3,813

Current liabilities	3,249	2,057	1,803	1,778	16,694	12,819	2,558	697
Other long-term liabilities	26,501	26,959	27,237	29,114	28,684	–	–	–
Shareholders' equity	122,006	109,679	114,044	116,446	70,723	(5,633)	1,589	3,116
Total shareholders' equity and
liabilities	151,756	138,695	143,084	147,338	116,101	7,186	4,147	3,813

Working capital (deficit)	30,671	18,165	24,907	30,440	(13,863)	(8,084)	(812)	884

Expenses:
Conference and travel	481	451	424	156	194	303	197	149
Exploration	5,628	4,283	3,837	2,423	4,799	6,985	5,246	2,197
Foreign exchange loss (gain)	(97)	(209)	(1,760)	78	286	(50)	33	(6)
Insurance	37	38	45	45	41	38	26	27
Interest expense	45	–	4	260	705	211	–	–
Interest income	(191)	(258)	(317)	(93)	(19)	(14)	(7)	(17)
Legal, accounting and audit	115	156	198	66	249	228	228	155
Loss on extinguishment of
promissory note	–	–	–	475	–	–	–	–
Office and administration	(341)	1,018	766	638	1,208	347	450	382
Shareholder communications	163	88	72	66	69	79	107	99
Stock-based compensation	409	710	939	483	1,064	751	534	262
Trust and filing	10	35	17	42	75	19	17	14
Loss before taxes	$6,259	$6,312	$4,225	$4,639	$8,671	$8,897	$6,831	$3,262
Business income taxes	–	–	–	–	(500)	500	–	–
Loss for the period before non-
controlling interest	$6,259	$6,312	$4,225	$4,639	$8,171	$9,397	$6,831	$3,262
Non-controlling interest	–	–	–	–	–	–	–	(945)
Loss for the period after non-
controlling interest	$6,259	$6,312	$4,225	$4,639	$8,171	$9,397	$6,831	$2,317

Basic and diluted loss per share	$(0.05)	$(0.05)	$(0.04)	$(0.05)	$(0.14)	$(0.18)	$(0.13)	$(0.05)

Weighted average number of
common shares outstanding (in
thousands)	123,689	120,802	120,790	101,129	59,808	53,028	51,081	47,360

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
10

1.7	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had working capital of $30.7 million as at December 31, 2007, compared to a working capital deficiency of $13.9 million as at December 31, 2006. In February and March 2007, the Company issued additional common shares through private placements to raise $38 million additional funds (net of repayment of the convertible promissory note) to continue its exploration program at the Xietongmen project. The Company received approximately $18.3 million in net proceeds from the exercise of options and warrants during 2007 of which $18 million was derived from the 8 million warrants exercised by Jinchuan in November 2007. The total expenditures for 2007, excluding non-cash items such as stock-based compensation, amortization, foreign exchange and loss on extinguishment, amounted to approximately $20.1 million. The Company is in the process of seeking new financing to fund the mine-site construction upon obtaining the mining permit. However, future fund raising may not be successful or the Company may not be able to raise sufficient funds to complete the mine-site construction project.

1.8	Capital Resources

In February 2007, the Company entered into a framework agreement with Jinchuan for equity financing, capital financing, concentrate off-take and other mine building support for Xietongmen project. Specifically, Jinchuan has agreed to provide assistance in arranging for 60% of the required capital in the form of debt, and contributing 30% of required capital (net of any equity subscriptions) for the Xietongmen Property in the form of debt and/or equity. Pursuant to the agreement, Jinchuan purchased, in March 2007, 10,000,000 units of the Company, at a price $1.80 per unit, for gross proceeds of $18 million, and exercised the related warrants for another $18 million in November 2007.

In March 2007, the Company completed a private placement of 19,439,395 units at a price of $1.65 per unit for gross proceeds of $32 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.80. The purchase warrants expired on February 28, 2008. Taseko Mines Limited, a related party by virtue of certain directors in common, exercised its preemptive right to participate in the financing for $12.1 million based on the terms of its previously purchased convertible note.

The Company had no material commitments for capital expenditures as of December 31, 2007. The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

Management believes the Company has sufficient capital resources to complete its planned objectives for the current year. The ability of the Company to carry out its long range strategic objectives in future years depends on its ability to raise adequate financing from lenders, shareholders and other investors.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
11

1.9	Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in the notes to the audited consolidated financial statements.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At December 31, 2007, the conversion rate was $5.14 per Taseko Share. These arrangements are more fully described in the notes to the audited consolidated financial statements.

1.10	Transactions with Related Parties

Details of transactions with related parties during the year ended December 31, 2007, are presented in note 9 of the audited consolidated financial statements.

1.11	Fourth Quarter

The loss for the fourth quarter decreased to $6,259,000 compared to a loss of $6,312,000 in the third quarter of the year. The decrease was primarily due to less stock-based compensation being recognized in the fourth quarter.

The exploration expenditures were $5,628,000 in the fourth quarter, compared to $4,283,000 in the third quarter, due to reclassification of certain site support staff into site activities, which led to a recovery of such expenses in the fourth quarter.

Office and administration expenses in the fourth quarter decreased to $222,000 from $1,225,000 in the previous quarter mainly due to this reclassification. Of the administrative expenses, conference and travel expenses increased to $481,000 from $451,000. Shareholder communications expenses increased to $163,000 from $88,000 in the fourth quarter of the fiscal year due to the issuance of a number of news releases in the quarter.

Stock-based compensation of $409,660 was charged to operations during the fourth quarter, compared to $709,360 in the third quarter. The decrease in stock-based compensation expense was primarily related to options for non-employees and the decrease of share price of the Company during the quarter.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
12

1.12	Proposed Transactions

There are no material proposed transactions being considered by the Board of Directors.

1.13	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.14	Changes in Accounting Policies including Initial Adoption

Refer to note 3 of the audited consolidated financial statements.

1.15	Financial Instruments and Other Instruments

Refer to note 10 of the audited consolidated financial statements.

1.16	Other MD&A Requirements

1.16.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs;

The required disclosure is presented in the Consolidated Schedule of Exploration Expenses.

(b)	expensed research and development costs; Not applicable.

(c)	deferred development costs; Not applicable.

(d)	general and administration expenses; and

The required disclosure is presented in the Consolidated Statements of Operations.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d); None.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
13

1.16.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at April 24, 2008, the date of this MD&A.

		Exercise
	Expiry date	price	Number	Number
Common shares				129,053,041

Share purchase options	December 15, 2008	$2.10	40,000
	December 21, 2008	$1.21	136,607
	February 27, 2009	$1.61	50,000
	April 30, 2009	$2.01	1,260,000
	November 30, 2009	$1.61	250,000
	September 30, 2010	$1.68	148,000
	February 28, 2011	$1.61	2,900,000
	February 28, 2011	$1.68	350,000
	February 28, 2012	$2.01	1,400,000
				6,534,607

Warrants
	December 15, 2008	$1.59	1,000,000
	February 14, 2009	$1.59	500,000
				1,500,000

1.16.3	Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
14

of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

1.16.4	Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.